# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PERMA FIX ENVIRONMENTAL SERVICES INC, CIK 0000891532
CUSIP: 714157203
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 8302 DUNWOODY PLACE, 8302 DUNWOODY PLACE, ATLANTA, Georgia (GA), 30350
Date of event which requires filing of this statement: 08/25/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002086358-26-000003
Filed by CIK 0002086358

## Reporting persons
- HOLD Alapkezelo Zrt.: type of reporting person: other (OO); citizenship or place of organization: Hungary (K5); sole voting power 2,249,986; shared voting power 0; sole dispositive power 2,249,986; shared dispositive power 0; aggregate amount beneficially owned 2,249,986 (10.6% of the class)
  Comment: Hungarian investment fund management company.

## Item 1. Issuer
Name of issuer: PERMA FIX ENVIRONMENTAL SERVICES INC
Address of issuer's principal executive offices: 8302 DUNWOODY PLACE, 8302 DUNWOODY PLACE, ATLANTA, GEORGIA, 30350.

## Item 2. Person Filing
Name of person filing: HOLD Alapkezelo Zrt. (HUNGARY)
Address of principal business office or, if none, residence: H-1123 Budapest, Alkotas u. 50., Hungary
Citizenship: Hungarian

## Item 4. Ownership
Amount beneficially owned: Based upon 21,207,552 shares of the Issuers common stock outstanding as of June 30, 2026, in accordance with 10-Q filed on August 12, 2026.HOLD Alapkezelo Zrt. may have been deemed to have the beneficial ownership of 2,249,986 shares of common stock representing the beneficial ownership of approximately 10.61% of the common stocks.
Percent of class: HOLD Alapkezelo Zrt: 10.61%
Sole power to vote or to direct the vote: HOLD Alapkezelo Zrt.:2,249,986 shares of Common Stock
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: HOLD Alapkezelo Zrt.:2,249,986 shares of Common Stock
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- HOLD Alapkezelo Zrt.: Daniel Moricz, Chief Investment Officer (08/27/2026)